September 27, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-22-11

QUATERRA EXPANDS INFILL DRILLING PROGRAM AT MACARTHUR

Deep hole QM-164 intercepts 64 ft. averaging 1.31% TCu, extending North Porphyry mineralization at least 1,000 feet to the north.

VANCOUVER, B.C. — Quaterra Resources Inc. today announced additional results from an ongoing infill drilling program at its 100%-owned MacArthur copper project in the Yerington district of western Nevada. The infill program is targeting areas that require additional definition for the resource model, including the Ridge Zone north of the MacArthur pit, the MacArthur pit and the Gallagher zone west of the pit. Two reverse circulation rigs are drilling angle holes on a spacing of approximately 250 feet.

Ridge Zone
Hole QM-204, located 2,000 feet north of the MacArthur pit and drilled at an angle of 45 degrees due south, intersected 80 feet of predominantly chalcocite mineralization averaging 0.88% total copper (TCu) starting at a depth of 390 feet, including 35 feet assaying 1.73% TCu. Hole QM-208, collared 1,800 feet west of QM-204, intersected 80 feet averaging 0.60% beginning at a depth of 670 feet.

MacArthur pit
Two holes encountered significant intervals of copper oxide mineralization. Hole QM-194, drilled at an angle of 45 degrees due east, intersected 120 feet averaging 0.24% TCu starting at the surface along the east edge of the pit. Hole QM-195, drilled at an angle of 45 degrees due west and located near the center of the pit, intercepted 190 feet of copper oxide mineralization averaging 0.44% TCu at a depth of 40 feet.

“We are very encouraged by the results of the infill drilling,” says Quaterra President and CEO Thomas Patton. “The program appears to be increasing the overall grade of the deposit by delineating higher grade areas that were missed by early vertical exploration holes.”

Quaterra will expand the infill drilling program to cover all of the Ridge Zone and under-drilled areas east and west of the MacArthur Pit (see map). The extended program will push back completion of a preliminary economic assessment until the end of the first quarter 2012.

This press release includes the final assay results of 11,230 feet of reverse circulation drilling in 22 holes and 7,007 feet of core drilling in four holes. A complete table of intercepts for all holes completed since Quaterra’s July 19th press release is posted on the Company’s website.

Highlights of the recent drilling program are shown in the table below:

	From	To	Thickness	Total Cu
Drill Hole	feet	feet	feet	%

QM-164	685.5	782.0	96.5	0.34
	1,673.0	1,737.0	64.0	1.31
including	1,708.0	1,737.0	29.0	2.21

QM-189	370.0	500.0	130.0	0.25
including	395.0	405.0	10.0	0.62

QM-195	40.0	230.0	190.0	0.44
including	135.0	180.0	45.0	1.19

QM-198	210.0	400.0	190.0	0.22
including	210.0	235.0	25.0	0.55

QM-204	390.0	470.0	80.0	0.88
including	400.0	435.0	35.0	1.73

QM-205	375.0	490.0	115.0	0.33

QM-206	350.0	475.0	125.0	0.55

QM-208	670.0	750.0	80.0	0.60

QM-211	275.0	375.0	100.0	0.35

QM-212	365.0	455.0	90.0	0.47
	500.0	640.0	140.0	0.28

Note: All intervals calculated using 0.1% total copper cutoff.
The samples from the MacArthur drilling program are prepared and assayed by Skyline Assayers & Laboratories in Tucson, Arizona, which is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) and by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada.

None of the holes listed above are included in Quaterra’s NI43-101-compliant resource estimate published on December 15, 2010.

Deep drilling
Exploration for a primary porphyry copper deposit in the MacArthur area continues, with five holes totaling 11,287 feet completed during the 2011 program. The last hole of the program, QM-164, intercepted one of the best primary copper intercepts yet identified, with 64 feet of disseminated chalcopyrite mineralization in sodic altered granodiorite averaging 1.31% TCu at a depth of 1,673 feet. The intercept includes a high-grade zone of 29 feet averaging 2.21% TCu. QM-164 also intercepted a shallower zone of both vein and disseminated chalcopyrite at a depth of 685 feet that averages 0.34% TCu over a thickness of 96.5 feet.

QM-164 extends the mineralized zone identified in QM-100 a minimum of 1,000 feet to the north. QM-100 intercepted 65 feet averaging 0.58% TCu at a depth of 1,203.5 feet. Mineralized zones within potassic halos in holes QM-165 to the west and in QM-163 to the east are consistent with those that could fringe a porphyry copper center. The North Porphyry mineralization remains open and untested to the north.

Future plans
Quaterra’s plans for the second half of 2011 include approximately 30,000 feet of additional infill drilling to define the extent and configuration of copper mineralization at MacArthur. An updated NI43-101-compliant resource estimate and a preliminary economic assessment incorporating results of column leach tests currently underway will be completed prior to the end of the first quarter of 2012.

Yerington Mine Project Update
Quaterra’s wholly-owned subsidiary Singatse Peak Services LLC has three drills operating at the Yerington Mine Project located five miles south of MacArthur. Two RC rigs and one core rig are twinning historic holes around the Yerington Anaconda mine pit in order to complete a NI43-101 resource estimate by year-end. Nine core holes and 14 RC holes have been completed to date.

Dr. Thomas Patton is the Qualified Person with Quaterra Resources responsible for this news release.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Smith at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.